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Exhibit 12.1

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended March 31
	2001	2000
Earnings:
Income (loss) before income taxes	$(273)	$4
Less: Income from less than 50% owned investees	4	31
Add:
Rent expense representative of interest (1)	58	55
Interest expense net of capitalized interest	72	84
Interest of preferred security holder	6	7
Amortization of debt discount and expense	2	3
Amortization of interest capitalized	1	1

Adjusted earnings	$(138)	$123

Fixed charges:
Rent expense representative of interest (1)	$58	$55
Interest expense net of capitalized interest	72	84
Interest of preferred security holder	6	7
Amortization of debt discount	2	3
Capitalized interest	8	4

Fixed charges	$146	$153

Ratio of earnings to fixed charges	— (2)	—	(2)

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges by $284 million and $30 million for the three months ended March 31, 2001, and March 31, 2000, respectively.

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NORTHWEST AIRLINES CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)